Dreyfus Florida Municipal Money Market Fund

SEMIANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Florida Municipal Money Market Fund, covering the six-month period from July 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

Many investors breathed a sigh of relief as rising interest rates drove tax-exempt money market yields above historical lows. The Federal Reserve Board (the "Fed") raised short-term interest rates five consecutive times between late June and December, more than doubling the overnight federal funds rate from 1% to 2.25%. What's more, many analysts apparently expect the Fed to raise short-term interest rates further in 2005 if the U.S. economy continues to grow at its current rate. However, risks to the economic recovery persist, and the magnitude and timing of any further interest-rate increases by the Fed remain uncertain.

As always, we urge our shareholders to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus Florida Municipal Money Market Fund perform during the period?

For the six-month period ended December 31, 2004, the fund produced an annualized yield of 0.87%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 0.87%.[1]

We attribute the fund's returns to low short-term interest rates. However, money market yields began to rise just before the start of the reporting period, and tax-exempt money market yields ended 2004 at their highest levels in approximately two years.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests at least 80% of its net assets in municipal obligations that provide income exempt from federal income tax, and which enable the fund's shares to be exempt from the Florida intangible personal property tax. In so doing, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market instruments in which the fund invests. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in Florida's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable the fund to take advantage of opportunities when short-term supply increases. Yields generally tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn cause us to lengthen the fund's average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity in an effort to take advantage of then-current opportunities. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

In the months before the start of the reporting period, higher energy prices and stronger-than-expected job growth already had fueled investors' concerns that inflationary pressures might be rising, and longer-term money market yields began to climb. To forestall a potential acceleration of inflation, the Fed increased its target for the overnight federal funds rate five times between late June and December 2004, driving the federal funds rate from 1% to 2.25% by the reporting period's end.

As the national economy improved, so did the fiscal condition of many states, including Florida. One of the few states to maintain substantial cash reserves throughout the previous downturn, Florida's relatively conservative budgetary policies and a recovering tourism industry enabled it to bounce back faster than most other states. Even the devastating series of hurricanes that struck Florida in the fall of 2004 failed to make a significant dent in its recovery. However, fiscal challenges remain for Florida, including a mandate to fund the construction of new schools to keep class sizes within limits established by voters.

In this market environment, we continued to invest in high-quality money market securities from Florida issuers, maintaining a weighted average maturity that was slightly longer than industry averages. We generally maintained this positioning over the summer and early fall.

As typically occurs in Florida money market portfolios, the fund's assets increased in December as Florida residents sought to manage their potential intangible-tax liabilities. We prepared for this inflow of assets by maintaining a longer weighted average maturity. We achieved this position by constructing a "laddered" portfolio of municipal bonds, notes and commercial paper mostly in the three- to nine-month range. We generally invested newly arrived assets in variable-rate demand notes (VRDN's) on which yields are reset daily, giving us the liquidity we will need to satisfy the redemptions we expect in January 2005.

What is the fund's current strategy?

We intend to continue to "ladder" the fund's longer-term holdings so that securities mature at regular intervals. This strategy is designed to ensure liquidity and guard against the possibility that a disproportionate amount of securities may mature during a time of unusually low reinvestment rates. In our view, this strategy should position the fund appropriately for an investment environment characterized by moderate economic gains and somewhat higher interest rates.

January 18, 2005

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield would have been lower.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Florida Municipal Money Market Fund from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.03
Ending value (after expenses)	$1,004.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.06
Ending value (after expenses)	$1,022.18

† Expenses are equal to the fund's annualized expense ratio of .60%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2004 (Unaudited)

Tax Exempt Investments−91.3%	Principal Amount ($)	Value ($)
Alachua County, Industrial Revenue, VRDN (North Central Florida YMCA) 1.84% (LOC; SouthTrust Bank)	1,745,000 [a]	1,745,000
Alachua County Health Facilities Authority Health Care Facilities Revenue, VRDN (Oak Hammock at the University of Florida Project) 2.22% (LOC; BNP Paribas)	22,000,000 [a]	22,000,000
Boca Raton Community Redevelopment Agency Tax Increment Revenue, Refunding (Mizner Park Project) 4%, 3/1/2005 (Insured; FSA)	160,000	160,719
Brevard County School Board, RAN 2%, 4/29/2005	4,090,000	4,100,578
Broward County:		
IDR, VRDN:		
(GB Instruments Inc. Project) 2.14% (LOC; Bank of America)	2,240,000 [a]	2,240,000
(Rex Three Inc. Project) 1.84% (LOC; Wachovia Bank)	2,400,000 [a]	2,400,000
Sales Tax Revenue, CP 1.87%, 2/8/2005 (Liquidity Facility; Dexia Credit Locale)	2,600,000	2,600,000
Broward County Educational Facilities Authority College and University Revenue, VRDN (Nova Southeastern University) 2.22% (LOC; Bank of America)	4,800,000 [a]	4,800,000
Broward County Health Facilities Authority Health Care Facilities Revenue, Refunding, VRDN (John Knox Village of Florida Project) 2.30% (Insured; Radian Bank and Liquidity Facility; ABN-AMRO)	12,100,000 [a]	12,100,000
Broward County Housing Finance Authority, VRDN:		
MFHR:		
(Cypress Grove Apartments Project) 2.04% (Liquidity Facility; Sun America Inc.)	15,000,000 [a]	15,000,000
(Golf View Gardens Apartments Project) 2.08% (LOC; Regions Bank)	8,850,000 [a]	8,850,000
SFMR, Merlots Program 2.11% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	35,000 [a]	35,000
Broward County School Board, COP, LR 3% 7/1/2005 (Insured; FSA)	300,000	301,399
Broward County School District, GO Notes, Refunding:		
2.75%, 2/15/2005	750,000	751,334
5%, 2/15/2005	1,000,000	1,004,706
Canaveral Port Authority, Revenue, Refunding 3%, 6/1/2005 (Insured; FGIC)	100,000	100,491

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
City of Cape Coral, GO Notes, CP 1.40%, 1/13/2005 (LOC; Bank of America)	3,500,000	3,500,000
Capital Projects Finance Authority: Health Care Facilities Revenue, VRDN (Glenridge on Palmer Ranch) 2.22% (LOC; Bank of Scotland)	150,000 [a]	150,000
LR (AAAE Airports Project) 4.25%, 6/1/2005 (Insured; MBIA)	2,275,000	2,301,477
Charlotte County School District, TAN 3%, 6/30/2005	5,000,000	5,028,017
Collier County Health Facilities Authority HR, VRDN (Cleveland Clinic) 2.19% (LOC; JPMorgan Chase Bank)	13,250,000 [a]	13,250,000
Collier County Industrial Development Authority, IDR VRDN (March Project) 1.89% (LOC; Wachovia Bank)	2,900,000 [a]	2,900,000
Collier County School Board, COP, LR, Refunding Master Lease Program 3.50%, 2/15/2005 (Insured; FSA)	350,000	350,782
Dade County Industrial Development Authority, PCR Refunding, VRDN (Florida Power and Light Co. Project) 2.18%	400,000 [a]	400,000
Escambia County Housing Finance Authority, SFMR, VRDN Merlots Program 2.11% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	2,885,000 [a]	2,885,000
Escambia County School Board, COP, LR 2.50%, 2/1/2005 (Insured; MBIA)	125,000	125,056
Florida Development Finance Corporation, IDR, VRDN: (Air Technology) 1.89% (LOC; Wachovia Bank)	2,000,000 [a]	2,000,000
(Byrd Technologies Inc.) 1.89% (LOC; Wachovia Bank)	1,450,000 [a]	1,450,000
(Downey Glass Industries) 1.89% (LOC; Wachovia Bank)	895,000 [a]	895,000
(DSLA Realty LC Project) 2.16% (LOC; SunTrust Bank)	1,460,000 [a]	1,460,000
(Energy Planning Associates) 1.89% (LOC; Wachovia Bank)	1,435,000 [a]	1,435,000
(Enterprise Bond) 2.16% (LOC; SunTrust Bank)	1,720,000 [a]	1,720,000
(Florida Steel Project) 1.89% (LOC; Wachovia Bank)	1,035,000 [a]	1,035,000
(Inco Chemical Supply Co.) 1.89% (LOC; Wachovia Bank)	1,840,000 [a]	1,840,000
(Increte LLC Project) 1.89% (LOC; Wachovia Bank)	2,055,000 [a]	2,055,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Florida Development Finance Corporation, IDR		
VRDN (continued):		
(Kelray Real Estate Project)		
1.89% (LOC; Wachovia Bank)	930,000 a	930,000
Refunding (Charlotte Community Project)		
2.05% (LOC; SunTrust Bank)	1,440,000 a	1,440,000
(Retro Elevator Corp. Project)		
1.89% (LOC; Wachovia Bank)	895,000 a	895,000
(R.L. Smith Investments LLC)		
2.16% (LOC; SunTrust Bank)	1,000,000 a	1,000,000
(Sun and Skin Care Resource Project)		
1.89% (LOC; Wachovia Bank)	805,000 a	805,000
(Suncoast Bakeries Inc.)		
2.11% (LOC; SunTrust Bank)	900,000 a	900,000
(Trese Inc. Project)		
1.89% (LOC; Wachovia Bank)	1,260,000 a	1,260,000
(University of Southern Florida Foundation)		
1.89% (LOC; SunTrust Bank)	1,080,000 a	1,080,000
Florida Housing Finance Agency		
Housing Revenue, VRDN (Caribbean Key)		
2.02% (Insured; FNMA and Liquidity Facility; FNMA)	10,200,000 a	10,200,000
Florida Housing Finance Corporation, MFHR, VRDN		
(Falls of Venice Project) 2.01%		
(Insured; FNMA and Liquidity Facility; FNMA)	8,445,000 a	8,445,000
Florida Rural Utility Financing Commission, Revenue:		
(Marianna Project) 2%, 5/1/2005	6,130,000	6,146,068
(Public Project Construction)		
2.50%, 7/1/2005	2,295,000	2,302,292
Florida State Board of Education Capital Outlay		
GO Notes:		
5%, 1/1/2005	1,000,000	1,000,208
5.30%, 1/1/2005	100,000	100,015
5.40%, 1/1/2005	835,000 b	843,541
5.50%, 1/1/2005	650,000	650,152
5.90%, 1/1/2005	150,000 b	151,543
6%, 1/1/2005	100,000	100,026
5%, 6/1/2005	100,000	101,386
5.30%, 6/1/2005	600,000 b	615,010
5.625%, 6/1/2005	150,000 b	153,888
Refunding:		
5%, Series B, 6/1/2005	400,000	405,460
5%, Series D, 6/1/2005	1,300,000	1,316,551
6%, 6/1/2005	250,000	254,484
Lottery Revenue 4%, 7/1/2005 (Insured; FGIC)	1,000,000	1,010,285

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Florida State Department of Environmental Protection Protection and Preservation Revenue, Refunding (Preservation Project) 5%, 7/1/2005 (Insured; FSA)	1,750,000	1,776,531
Florida State Division of Bond Finance General Services Revenue:		
(Preservation 2000) 5.50%, 7/1/2005	100,000 b	102,662
Refunding (Save Coast) 4.125%, 7/1/2005 (Insured; FSA)	125,000	126,245
Florida State Education System, Housing Revenue (Florida State University Facility) 2%, 5/1/2005 (Insured; FGIC)	200,000	200,541
Greater Orlando Aviation Authority, Transportation Revenue CP 1.75%, 1/13/2005 (LOC: Bayerische Landesbank, State Street Bank and Trust Co. and WestLB AG)	12,650,000	12,650,000
Hillsborough County: Community Investment Tax Revenue 4%, 5/1/2005 (Insured; AMBAC)	1,875,000	1,890,044
Transportation Revenue, CP 1.77%, 1/13/2005 (LOC; Landesbank Baden-Wuerttemberg)	3,000,000	3,000,000
Hillsborough County Aviation Authority: Revenue, VRDN, Merlots Program 2.11% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	1,995,000 a	1,995,000
Transportation Revenue, CP 2.12%, 9/8/2005 (LOC; State Street Bank and Trust Co.)	4,030,000	4,030,000
Hillsborough County Industrial Development Authority: Cigarette Tax Allocation Revenue (H. Lee Moffitt Cancer Project) 5%, 9/1/2005 (Insured; AMBAC)	2,845,000	2,901,965
VRDN: IDR, Refunding (Leslie Controls Inc.) 2.10% (LOC; SunTrust Bank)	3,400,000 a	3,400,000
Recreational Revenue (Tampa Metropolitan Area YMCA Project) 2.05% (LOC; Bank of America)	800,000 a	800,000
Indian River County School District, GO Notes, Refunding 4%, 4/1/2005 (Insured; FSA)	2,185,000	2,199,387
JEA: Electric Systems Revenue 2.50%, 10/1/2005	1,000,000	1,003,681
St. John's River Power Park Systems Revenue Refunding:		
5%, Series 17, 10/1/2005	200,000	204,730
5%, Series 18, 10/1/2005	300,000	306,532

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
City of Jacksonville, VRDN:		
Educational Facilities Revenue		
(Edward Waters College Project) 1.79%		
(LOC; Wachovia Bank)	4,400,000 [a]	4,400,000
IDR (University of Florida Health Science Center)		
2.02% (Liquidity Facility; Bank of America)	1,600,000 [a]	1,600,000
PCR, Refunding (Florida Power and		
Light Co. Project) 2.18%	5,900,000 [a]	5,900,000
Jacksonville Economic Development Commission:		
HR (Shands Jacksonville Medical Center)		
2%, 2/1/2005 (Insured; AMBAC)	1,980,000	1,981,409
IDR, VRDN (Load King Manufacturing Co. Inc. Project)		
2.16% (LOC; SouthTrust Bank)	2,980,000 [a]	2,980,000
Jacksonville Electric Authority:		
Electric Power and Light Revenue, VRDN		
2.20% (Liquidity Facility; Bank of America)	600,000 [a]	600,000
Electric Systems Revenue, CP 1.90%, 3/3/2005		
(Liquidity Facility; Landesbank		
Hessen-Thuringen Girozentrale)	5,000,000	5,000,000
Jacksonville Health Facilities Authority, HR, VRDN		
(Southern Baptist Hospital)		
2.22% (LOC; Bank of America)	5,600,000 [a]	5,600,000
Kissimmee Utility Authority, Electric Revenue, CP		
1.68%, 1/13/2005		
(Liquidity Facility; JPMorgan Chase Bank)	7,500,000	7,500,000
Lake County Industrial Development Authority		
Industrial Revenue, VRDN		
(U.S. Nutraceuticals LLC Project)		
2.20% (LOC; Huntington NB)	1,550,000 [a]	1,550,000
Lee County, Airport Revenue, VRDN 2.08%		
(Insured; FSA and Liquidity Facility; Merrill Lynch)	1,300,000 [a]	1,300,000
Lee County Housing Finance Authority, VRDN:		
MFHR (Heron Pond Apartments)		
2.08% (LOC; Regions Bank)	6,500,000 [a]	6,500,000
SFMR, Merlots Program		
2.11% (Insured: FNMA and GNMA and		
Liquidity Facility; Wachovia Bank)	4,750,000 [a]	4,750,000
Lee County Industrial Development Authority		
Utilities Revenue, VRDN		
(North Fort Myers Utility Project)		
2.06% (LOC; SunTrust Bank)	1,000,000 [a]	1,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Manatee County, PCR, Refunding, VRDN (Florida Power and Light Co. Project) 2.17%	1,110,000 a	1,110,000
Marion County Industrial Development Authority IDR, VRDN (Universal Forest Products) 1.89% (LOC; Wachovia Bank)	2,500,000 a	2,500,000
County of Miami-Dade:		
Aviation Revenue, Refunding (Miami International Airport):		
5.75%, 10/1/2005 (Insured; FSA)	7,490,000	7,690,229
Refunding 5%, 10/1/2005 (Insured; MBIA)	2,740,000	2,798,216
Special Obligation Revenue, Capital Asset Acquisition 5%, 4/1/2005 (Insured; AMBAC)	2,940,000	2,967,650
Stormwater Utility Revenue 3%, 4/1/2005 (Insured; MBIA)	3,515,000	3,524,000
Transportation Revenue, CP 1.80%, 1/13/2005 (Liquidity Facility: Bayerische Landesbank, JPMorgan Chase Bank and State Street Bank and Trust Co.)	4,520,000	4,520,000
Miami-Dade County Industrial Development Authority, VRDN:		
IDR:		
(Dutton Press Inc. Project) 2.11% (LOC; SunTrust Bank)	1,200,000 a	1,200,000
(Fine Art Lamps Project) 2.06% (LOC; SunTrust Bank)	4,050,000 a	4,050,000
(Futurama Project) 1.89% (LOC; SouthTrust Bank)	1,240,000 a	1,240,000
Industrial Revenue:		
(Altira Inc. Project) 2.11% (LOC; SunTrust Bank)	2,850,000 a	2,850,000
(Professional Modification Services Inc.) 1.79% (LOC; HSBC Bank USA)	14,200,000 a	14,200,000
Private School Revenue (Gulliver Schools Project) 2.05% (LOC; Bank of America)	1,150,000 a	1,150,000
SWDR (Waste Management Inc.) 2.10% (Liquidity Facility; Lloyds TSB Bank)	4,245,000 a	4,245,000
Miami-Dade County School District:		
GO Notes 5.55%, 6/1/2005 (Insured; MBIA)	1,610,000	1,636,809
TAN 2.75%, 6/28/2005	4,500,000	4,524,857
Miami Health Facilities Authority, Health Facilities Revenue, VRDN 2.08% (Liquidity Facility: Merrill Lynch and WestLB AG)	2,500,000 a	2,500,000
City of Miami Springs, GO Notes 4.55%, 2/1/2005 (Insured; MBIA)	100,000	100,281
City of North Miami, Educational Facilities Revenue VRDN (Miami Country Day School Project) 2.05% (LOC; Bank of America)	450,000 a	450,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Orange County, Health Care Facilities Revenue Refunding, CP, Pooled Hospital Program 1.65%, 1/20/2005 (LOC; SunTrust Bank)	3,000,000	3,000,000
Orange County Housing Finance Authority MFHR, VRDN (Windsor Pines Partners) 2.05% (LOC; Bank of America)	5,445,000 a	5,445,000
Orange County School Board, COP, LR 5%, 8/1/2005 (Insured; MBIA)	100,000	101,825
Orlando Utilities Commission, Water and Electric Revenue Refunding 5.75%, 10/1/2005	250,000	256,683
Palm Beach County:		
VRDN:		
Airport Revenue:		
(Galaxy Aviation Project) 2.06% (LOC; SunTrust Bank)	2,000,000 a	2,000,000
(Jet Aviation Project) 2.05% (LOC; Credit Suisse First Boston)	3,000,000 a	3,000,000
IDR:		
(Palm Beach Bedding Co. Project) 1.79% (LOC; Wachovia Bank)	3,400,000 a	3,400,000
Refunding (Eastern Metal Supply) 1.84% (LOC; Wachovia Bank)	3,065,000 a	3,065,000
Private Schools Revenue (Jewish Community Campus Project) 2% (LOC; Northern Trust Co.)	1,000,000 a	1,000,000
Recreational Revenue (Jewish Community Campus Corp. Project) 2% (Insured; AMBAC and Liquidity Facility; Northern Trust Co.)	2,425,000 a	2,425,000
Water and Sewer Revenue, Refunding 5%, 4/1/2005	110,000	110,970
Palm Beach County Educational Facilities Authority College and University Revenue, VRDN (Atlantic College) 2.05% (LOC; Bank of America)	11,800,000 a	11,800,000
Palm Beach County Housing Finance Authority MFHR, VRDN (Azalea Place Apartments Project) 2.07% (LOC; SunTrust Bank)	2,350,000 a	2,350,000
Palm Beach County School District:		
GO Notes, Refunding 5%, 8/1/2005 (Insured; MBIA)	1,000,000	1,016,920
TAN 3%, 9/28/2005	500,000	503,422
County of Pinellas, Capital Improvement Revenue 3%, 1/1/2005 (Insured; AMBAC)	100,000	100,010

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pinellas County Housing Finance Authority, VRDN:		
MFHR (Alta Largo Apartments Project)		
2.07% (LOC; Amsouth Bank)	7,000,000 [a]	7,000,000
SFMR 2.09% (GIC; RaboBank and		
Liquidity Facility; Merrill Lynch)	6,245,000 [a]	6,245,000
Pinellas County Industrial Development Authority, IDR, VRDN:		
(Sure-Feed Engineering Project)		
2.10% (LOC; Bank of America)	465,000 [a]	465,000
(Ven Tel Plastics Project)		
1.84% (LOC; Wachovia Bank)	4,185,000 [a]	4,185,000
Polk County School Board, COP, LR		
Master Lease Program 3%, 1/1/2005 (Insured; FSA)	200,000	200,014
Port St. Lucie Community Redevelopment Agency		
Revenue (Redevelopment Trust Fund)		
2%, 1/1/2005 (Insured; MBIA)	180,000	180,008
Putnam County Development Authority, PCR, VRDN:		
(National Rural Utilities-Seminole Electric):		
2.20%, Series H-1	400,000 [a]	400,000
2.20%, Series H-2	530,000 [a]	530,000
Refunding (Florida Power and Light Co. Project) 2.17%	1,600,000 [a]	1,600,000
City of Riviera Beach, IDR, VRDN		
(K. Rain Manufacturing Project)		
2.11% (LOC; SunTrust Bank)	1,100,000 [a]	1,100,000
Roaring Fork Municipal Products LLC, Airport and Marina		
Revenue, VRDN 2.14% (Insured; MBIA and Liquidity		
Facility; The Bank of New York)	8,760,000 [a]	8,760,000
County of Santa Rosa, Water and Sewer Revenue		
Refunding (Holley Water)		
1.90%, 5/1/2005 (Insured; MBIA)	155,000	155,125
South Broward Hospital District, Health Care Facilities		
Revenue, VRDN, Putters Program 2.03% (Insured; MBIA		
and Liquidity Facility; JP Morgan Chase Bank)	6,000,000 [a]	6,000,000
Southeast Volusia Hospital District, Health Care Facilities		
Revenue, VRDN (Bert Fish Medical Center)		
2.06% (LOC; SouthTrust Bank)	4,800,000 [a]	4,800,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
St. John's County Housing Finance Authority MFHR, VRDN (Ponce Harbor Apartment) 2.02% (LOC; SouthTrust Bank)	6,000,000 a	6,000,000
St. Lucie County, VRDN:		
Health Care Facilities Revenue (Sage Living Center Project) 2.04% (LOC; Regions Bank)	6,000,000 a	6,000,000
IDR (A-1 Roof Trusses Co. Project) 1.89% (LOC; SouthTrust Bank)	1,195,000 a	1,195,000
St. Petersburg Health Facilities Authority, Health Care Facilities Revenue, VRDN (American Lung Association) 1.84% (LOC; Wachovia Bank)	400,000 a	400,000
Sumter County Industrial Development Authority, VRDN:		
IDR (Robbins Manufacturing Co. Project) 1.84% (LOC; Wachovia Bank)	465,000 a	465,000
Revenue (Villages Tri-County Medical Center) 2.10% (LOC; Huntington NB)	3,306,000 a	3,306,000
Sunshine State Governmental Financing Commission Revenue, CP 1.77%, 1/13/2005 (Liquidity Facility; DEPFA Bank)	2,995,000	2,995,000
City of Tampa, Tax Allocation Revenue (H. Lee Moffitt Cancer Center) 4.75%, 3/1/2005 (Insured; AMBAC)	100,000	100,531
Total Investments (cost $417,237,745)	**91.3%**	**417,237,745**
Cash and Receivables (Net)	**8.7%**	**39,791,998**
Net Assets	**100.0%**	**457,029,743**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
		IDR	Industrial Development Revenue
COP	Certificate of Participation	**LOC**	Letter of Credit
CP	Commercial Paper	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
		PCR	Pollution Control Revenue
FSA	Financial Security Assurance	**RAN**	Revenue Anticipation Notes
GIC	Guaranteed Investment Contract	**SFMR**	Single Family Mortgage Revenue
GNMA	Government National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
		TAN	Tax Anticipation Notes
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	75.4
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	12.7
Not Rated [d]		Not Rated [d]		Not Rated [d]	11.9
					100.0

† *Based on total investments.*

a *Securities payable on demand. Variable interest rate—subject to periodic change.*

b *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

c *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	417,237,745	417,237,745
Cash		38,620,805
Interest receivable		1,424,445
Prepaid expenses		12,259
		457,295,254
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		158,291
Payable for shares of Beneficial Interest redeemed		20,533
Accrued expenses		86,687
		265,511
Net Assets ($)		**457,029,743**
Composition of Net Assets ($):		
Paid-in capital		457,029,729
Accumulated net realized gain (loss) on investments		14
Net Assets ($)		**457,029,743**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		457,029,729
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**2,453,728**
Expenses:	
Management fee–Note 2(a)	833,990
Shareholder servicing costs–Note 2(b)	65,822
Custodian fees	31,283
Trustees' fees and expenses–Note 2(c)	29,758
Professional fees	21,178
Prospectus and shareholders' reports	8,883
Registration fees	8,642
Miscellaneous	15,029
Total Expenses	**1,014,585**
Less–reduction in management fee due to undertaking–Note 2(a)	(20,710)
Net Expenses	**993,875**
Investment Income–Net	**1,459,853**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**915**
Net Increase in Net Assets Resulting from Operations	**1,460,768**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2004 (Unaudited)	Year Ended June 30, 2004
Operations ($):		
Investment income−net	1,459,853	1,483,231
Net realized gain (loss) from investments	915	(901)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,460,768**	**1,482,330**
Dividends to Shareholders from ($):		
Investment income−net	**(1,459,853)**	**(1,483,231)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	713,015,028	1,121,590,175
Dividends reinvested	1,389,567	1,401,299
Cost of shares redeemed	(569,504,839)	(1,076,544,025)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**144,899,756**	**46,447,449**
Total Increase (Decrease) in Net Assets	**144,900,671**	**46,446,548**
Net Assets ($):		
Beginning of Period	312,129,072	265,682,524
End of Period	**457,029,743**	**312,129,072**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2004 (Unaudited)	Year Ended June 30,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.004	.005	.008	.015	.033	.031
Distributions:						
Dividends from investment income—net	(.004)	(.005)	(.008)	(.015)	(.033)	(.031)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.87[a]	.49	.82	1.46	3.34	3.18
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.61[a]	.61	.63	.62	.64	.65
Ratio of net expenses to average net assets	.60[a]	.60	.60	.59	.60	.60
Ratio of net investment income to average net assets	.88[a]	.49	.80	1.43	3.26	3.15
Net Assets, end of period ($ x 1,000)	457,030	312,129	265,683	215,333	219,044	192,902

[a]   Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Florida Municipal Money Market Fund (the "fund") is regis-
tered under the Investment Company Act of 1940, as amended (the
"Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high
a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.
The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the
fund's investment adviser. The Manager is a wholly-owned subsidiary of
Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service
Corporation (the "Distributor"), a wholly-owned subsidiary of the
Manager, is the distributor of the fund's shares, which are sold to the
public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share
of $1.00; the fund has adopted certain investment, portfolio valuation
and dividend and distribution policies to enable it to do so. There is no
assurance, however, that the fund will be able to maintain a stable net
asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S.
generally accepted accounting principles, which may require the use
of management estimates and assumptions. Actual results could differ
from those estimates.

The fund enters into contracts that contain a variety of indemnifica-
tions. The fund's maximum exposure under these arrangements is
unknown. The fund does not anticipate recognizing any loss related to
these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized
cost with Rule 2a-7 of the Act, which has been determined by the fund's
Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for
accretion of discount and amortization of premium on investments, is

earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as expense offset in the Statements of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $901 available to be applied against future net securities profits, if any, realized subsequent to June 30, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended June 30, 2004 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at an annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken through December 31, 2004, to reduce the management fee paid by the fund, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .60 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $20,710 during the period ended December 31, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2004, the fund was charged $46,515 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2004, the fund was charged $11,732 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $151,740, shareholder services plan fees $2,184 and transfer agency per account fees $4,367.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Florida
Municipal Money
Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0741SA1204